Exhibit 3.4

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

ACE MARKETING & PROMOTIONS, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.       The name of the corporation is ACE MARKETING & PROMOTIONS, INC.

2.       The certificate of incorporation was filed by the department of state on the 26th day of March, 1998.

3.       This Amendment to the Certificate of Incorporation is filed pursuant to Section 502(d) of the Business Corporation Law to designate the rights, preferences and limitations of 500,000 shares of the Corporation’s authorized 5,000,000 shares of Preferred Stock, $.0001 par value, as Series A Preferred Stock in accordance with Article Fourth of the Corporation’s Certificate of Incorporation. Such rights, preferences and limitations of said 500,000 shares of Series A Preferred Stock are as follows:

•	Convertibility into Common Stock. Each share of Preferred Stock shall automatically convert on December 15, 2008 into shares of Common Stock (the “Common Shares”) based on a conversion price of the lower of $.50 per share or the average closing sale price for the Company’s Common Stock on the OTC Bulletin Board for the 10 trading days immediately preceding December 15, 2008, with a floor of $.25 per share. Each share of Preferred Stock may at the option of the holder be converted into Common Shares prior to December 15, 2008 based upon a price of $.50 per share. In the event of a stock split, stock dividend, combination, recapitalization, consolidation or merger of the Corporation (where the Corporation is not the Surviving Corporation), collectively referred to as the “Corporate Event,” the Corporation’s Board of Directors, acting in good faith, shall make appropriate adjustments to the aforementioned terms to protect the holder of the Series A preferred Stock to put them in the same position as if the Series A Preferred Stock were converted into Common Stock immediately before the completion of the Corporate Event.
•	Voting. The Preferred Shares shall have no voting rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Dividends. The Preferred Shares shall have no dividend rights until converted into Common Shares, except as otherwise required by applicable state law.
•	Liquidation Preference. The Preferred Shares shall have no liquidation preference and shall be treated the same as a holder of Common Shares.

5.       Section 502(c) of the Business Corporation Law provides for the Board of Directors to have the power to designate the relative rights, preferences and limitations of the shares of any Series which is not fixed in the Certificate of Incorporation. In this respect, the amendment to the Certificate of Incorporation was authorized by unanimous written consent vote of the Board of Directors of the Corporation on July 1, 2008 pursuant to Section 708(b) of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: August 26, 2008	/s/ Michael D. Trepeta
Michael D. Trepeta, President

/s/ Dean L. Julia
Dean L. Julia, Secretary